FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For July 15, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]      Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]      No [X]

                               INDEX TO EXHIBITS

Item

1. AerCo Limited Monthly Report to Noteholders for July 2002, including additional information excluded form the 6-K, filed July 11, 2002.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 15, 2002


                                           AERCO LIMITED


                                           By: /s/ Sean Brennan
                                              -----------------------------
                                               Name: Sean Brennan
                                               Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                              July-02
Payment Date                       15th of each month
Convention                         Modified Following Business Day
Current Payment Date               15-Jul-02
Current Calculation Date           9-Jul-02
Previous Payment Date              17-Jun-02
Previous Calculation Date          11-Jun-02
-------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Prior          Deposits         Withdrawals       Balance on
                                                                   Balance                                         Calculation Date
                                                                  11-Jun-02                                            9-Jul-02
-----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                  1,456,502.01     8,542,376.68     (5,423,661.38)     4,575,217.31
Collection Account                                             101,254,577.94    13,486,668.83    (19,199,175.94)    95,542,070.83
Aircraft Purchase Account                                                   -                -                 -                 -

 - Liquidity Reserve cash balance                               82,055,402.00                -                 -     82,055,402.00
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                          102,711,079.95    29,639,313.78    (36,321,329.35)   100,117,288.14
-----------------------------------------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                     -
Interest Income                                                                                                                  -
Aircraft Purchase Payments                                                                                                       -
Economic Swap Payments                                                                                                           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                              -
-----------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                          1,456,502.01
Transfer from Collection Account on previous Payment Date                                                             8,538,952.46
Permitted Aircraft Accrual                                                                                                       -
Interim Transfer from Collection Account                                                                                         -
Interest Income                                                                                                           3,424.22
Balance on current Calculation Date
 - Payments on previous payment date                                                                                 (4,919,860.52)
 - Interim payments                                                                                                    (503,800.86)
 - Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                   4,575,217.31
-----------------------------------------------------------------------------------------------------------------------------------


4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        101,254,577.94
Collections during period                                                                                            13,486,668.83
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                           (4,543,497.99)
 - Permitted Aircraft Modifications                                                                                              -
Interim Transfer to Expense Account                                                                                              -
Net Swap payments on previous Payment Date                                                                           (3,995,454.47)
Aggregate Note Payments on previous Payment Date                                                                    (10,660,223.48)
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                  95,542,070.83
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                     30,000,000.00
Second Collection Account Reserve                                                                                    35,000,000.00
Cash Held
 - Security Deposits                                                                                                 17,355,402.00
                                                                                                                 ------------------
 Liquidity Reserve Amount                                                                                            82,355,402.00
                                                                                                                 ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                 15-Jul-02
Current Calculation Date             9-Jul-02
Previous Payment Date                17-Jun-02
Previous Calculation Date            11-Jun-02
-------------------------------------------------------------------------------

Balance in Collection and Expense Account                                             100,117,288.14
Liquidity Reserve Amount                                                              (82,355,402.00)
                                                                                   ------------------
Available Collections                                                                  17,761,886.14
                                                                                   ==================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)        Total Required Expense Amount                                                6,000,000.00
(II) a)    Class A Interest but excluding Step-up                                       1,504,113.03
     b)    Swap Payments other than subordinated swap payments                          3,422,068.18
(iii)      First Collection Account top-up (Minimum liquidity reserve $30 m)           30,000,000.00
(iv)       Class A Minimum principal payment                                                       -
(v)        Class B Interest                                                               279,918.25
(vi)       Class B Minimum principal payment                                                7,086.80
(vii)      Class C Interest                                                               436,796.14
(viii)     Class C Minimum principal payment                                                       -
(ix)       Class D Interest                                                               708,333.33
(x)        Class D Minimum principal payment                                                       -
(xi)       Second collection account top-up                                            52,355,402.00
(xii)      Class A Scheduled principal                                                             -
(xiii)     Class B Scheduled principal                                                    541,335.97
(xiv)      Class C Scheduled principal                                                    426,806.28
(xv)       Class D Scheduled principal                                                             -
(xvi)      Permitted accruals for Modifications                                                    -
(xvii)     Step-up interest                                                               219,722.22
(xviii)    Class A Supplemental principal                                               4,215,705.93
(xix)      Class E Primary Interest                                                                -
(xx)       Class B Supplemental principal                                                          -
(xxi)      Class A Outstanding Principal                                                           -
(xxii)     Class B Outstanding Principal                                                           -
(xxiii)    Class C Outstanding Principal                                                           -
(xxiv)     Class D Outstanding Principal                                                           -
(xxv)      Subordinated Swap payments                                                              -
                                                                                   ------------------
           Total Payments with respect to Payment Date                                100,117,288.14
           less collection Account Top Ups (iii) (b) and (xi) (b) above                82,355,402.00
                                                                                   ------------------
                                                                                       17,761,886.14
                                                                                   ==================

-----------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                     15-Jul-02
Current Calculation Date                 9-Jul-02
Previous Payment Date                    17-Jun-02
Previous Calculation Date                11-Jun-02
-------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-------------------------------------------------------------------------------------------------------------------------------
                                                         Subclass           Subclass            Subclass             Total
Floating Rate Notes                                         A-2                A-3                 A-4              Class A

-------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                         1.84000%           1.84000%            1.84000%
Applicable Margin                                         0.3200%            0.4600%             0.5200%
Applicable Interest Rate                                 2.16000%           2.30000%            2.36000%
Day Count                                                 Act/360            Act/360             Act/360
Actual Number of Days                                          28                 28                  28
Interest Amount Payable                                221,802.82       1,010,722.22          271,587.99
Step-up Interest Amount Payable                          NA               219,722.22            NA
-------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                    221,802.82       1,230,444.44          271,587.99          1,723,835.25
-------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                             15-Dec-05          15-Jun-02           15-May-11
Excess Amortisation Date                                17-Aug-98          15-Feb-06           15-Aug-00
-------------------------------------------------------------------------------------------------------------------------------
Original Balance                                   290,000,000.00     565,000,000.00      235,000,000.00
Opening Outstanding Principal Balance              132,025,487.41     565,000,000.00      147,959,557.46        844,985,044.87
-------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                      59.75%            100.00%              85.34%
Pool Factors                                               48.28%            100.00%              74.37%
-------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                       -                  -                   -                     -
Scheduled Principal Payment                                     -                  -                   -                     -
Supplemental Principal Payment                                  -       4,215,705.93                   -          4,215,705.93
-------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                             -       4,215,705.93                   -          4,215,705.93
-------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                              -
- amount allocable to premium
-------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance              132,025,487.41     560,784,294.07      147,959,557.46        840,769,338.94
-------------------------------------------------------------------------------------------------------------------------------

                                                        Subclass          Subclass              Total
Floating Rate Notes                                       B-1                B-2               Class B

---------------------------------------------------------------------------------------------------------
Applicable LIBOR                                         1.84000%           1.84000%
Applicable Margin                                         0.6000%            1.0500%
Applicable Interest Rate                                 2.44000%           2.89000%
Day Count                                                 Act/360            Act/360
Actual Number of Days                                          28                 28
Interest Amount Payable                                123,504.20         156,414.06
Step-up Interest Amount Payable                          NA                 NA
---------------------------------------------------------------------------------------------------------
Total Interest Paid                                    123,504.20         156,414.06          279,918.25
---------------------------------------------------------------------------------------------------------

Expected Final Payment Date                             15-Jul-13          15-Jun-08
Excess Amortisation Date                                17-Aug-98          15-Aug-00
---------------------------------------------------------------------------------------------------------
Original Balance                                    85,000,000.00      80,000,000.00
Opening Outstanding Principal Balance               65,078,323.10      69,586,086.04      134,664,409.14
---------------------------------------------------------------------------------------------------------
Extended Pool Factors                                      85.32%             99.48%
Pool Factors                                               79.02%             98.11%
---------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                3,424.79           3,662.01            7,086.80
Scheduled Principal Payment                            261,607.63         279,728.34          541,335.97
Supplemental Principal Payment                                  -                  -                   -
---------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                    265,032.42         283,390.35          548,422.77
---------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
---------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance               64,813,290.68      69,302,695.69      134,115,986.37
---------------------------------------------------------------------------------------------------------

                                                        Subclass           Subclass           Total
Floating Rate Notes                                        C-1                C-2            Class C

---------------------------------------------------------------------------------------------------------
Applicable LIBOR                                         1.84000%           1.84000%
Applicable Margin                                         1.3500%            2.0500%
Applicable Interest Rate                                 3.19000%           3.89000%
Day Count                                                 Act/360            Act/360
Actual Number of Days                                          28                 28
Interest Amount Payable                                201,303.44         235,492.70
Step-up Interest Amount Payable                          NA                  NA
---------------------------------------------------------------------------------------------------------
Total Interest Paid                                    201,303.44         235,492.70          436,796.14
---------------------------------------------------------------------------------------------------------

Expected Final Payment Date                             15-Jul-13          15-Jun-08
Excess Amortisation Date                                17-Aug-98          15-Aug-00
---------------------------------------------------------------------------------------------------------
Original Balance                                    85,000,000.00      80,000,000.00
Opening Outstanding Principal Balance               81,134,391.39      77,834,532.73      158,968,924.12
---------------------------------------------------------------------------------------------------------
Extended Pool Factors                                      99.01%             99.18%
Pool Factors                                               95.15%             96.99%
---------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                       -                  -                   -
Scheduled Principal Payment                            219,538.57         207,267.71          426,806.28
Supplemental Principal Payment                                  -                  -                   -
---------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                    219,538.57         207,267.71          426,806.28
---------------------------------------------------------------------------------------------------------
Redemption Amount                                               -                  -
- amount allocable to principal                                 -                  -
- amount allocable to premium                                   -                  -
---------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance               80,914,852.82      77,627,265.02      158,542,117.84
---------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------

Fixed Rate Notes                                                D-2

------------------------------------------------------------------------
Applicable Interest Rate                                       8.50000%
Day count                                                      30 / 360
Number of Days                                                       30
Interest Amount Payable                                      708,333.33
------------------------------------------------------------------------
Total Interest Paid                                          708,333.33
------------------------------------------------------------------------
Expected Final Payment Date                                   15-Mar-14
Excess Amortisation Date                                      15-Jul-10
------------------------------------------------------------------------
Original Balance                                         100,000,000.00
Opening Outstanding Principal Balance                    100,000,000.00
------------------------------------------------------------------------
Extended Pool Factors                                           100.00%
Expected Pool Factors                                           100.00%
------------------------------------------------------------------------
Extended Amount                                                       -
Expected Pool Factor Amount                                           -
Surplus Amortisation
------------------------------------------------------------------------
Total Principal Distribution Amount                                   -
------------------------------------------------------------------------
Redemption Amount                                                     -
- amount allocable to principal                                       -
                                                      ------------------
- amount allocable to premium                                         -
------------------------------------------------------------------------
Closing Outstanding Principal Balance                    100,000,000.00
------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                          15-Jul-02
Current Calculation Date                       9-Jul-02
Previous Payment Date                         17-Jun-02
Previous Calculation Date                     11-Jun-02
-------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period              15-Jul-01
End of Interest Accrual Period                15-Aug-01
Reference Date                                11-Jul-01

------------------------------------------------------------------------------------------------------------------------------------

                                                 A-2          A-3          A-4          B-1          B-2         C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                              1.83875%     1.83875%     1.83875%     1.83875%     1.83875%     1.83875%    1.83875%
Applicable Margin                              0.3200%      0.4600%      0.5200%      0.6000%      1.0500%      1.3500%     2.0500%
Applicable Interest Rate                       2.1588%      2.2988%      2.3588%      2.4388%      2.8888%      3.1888%     3.8888%

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------

Fixed Rate Notes                                 D-1

-------------------------------------------------------

Actual Pool Factor                             100.00%

-------------------------------------------------------

--------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                         A-2          A-3          A-4            B-1         B-2         C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance       132,025.49   565,000.00   147,959.56    65,078.32    69,586.09    81,134.39   77,834.53
Total Principal Payments                             -     4,215.71            -       265.03       283.39       219.54      207.27
Closing Outstanding Principal Balance       132,025.49   560,784.29   147,959.56    64,813.29    69,302.70    80,914.85   77,627.27

Total Interest                                  221.80     1,230.44       271.59       123.50       156.41       201.30      235.49
Total Premium                                  0.0000%      0.5000%      0.0000%      0.0000%      0.0000%      0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------

(b) Fixed Rate Notes                            D-2

-------------------------------------------------------

Opening Outstanding Principal Balance       100,000.00
Total Principal Payments                             -
Closing Outstanding Principal Balance       100,000.00

Total Interest                                  708.33
Total Premium                                        -

-------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated




-----------------------------------------------------------------------------------------------------------------------

                                                             July 2000 to    Oct-Dec    Jan-Mar    Apr-Jun       Jul
                                                               Sept 2001       2001       2002       2002        2002
-----------------------------------------------------------------------------------------------------------------------
                      CASH COLLECTIONS
 [1]                  Lease Rentals                                217.6       45.4       45.4       46.0        15.4
 [2]                    - Renegotiated Leases                       (3.0)      (2.8)      (2.1)      (3.0)       (0.8)
 [3]                    - Rental Resets                             (1.3)      (3.2)      (4.1)      (3.2)       (1.2)
                                                            -----------------------------------------------------------
 [4]    S [1].....[3] Contracted Lease Rentals                     213.3       39.4       39.2       39.8        13.4

 [5]                  Movement in Current Arrears Balance           (0.8)      (2.4)       1.4       (0.9)       (1.6)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                                   -          -          -          -           -
 [7]                   - Security Deposits Drawn Down                0.5        -          -          -           -
 [8]                   - Restructured Arrears                        0.7        0.1       (1.3)      (0.4)        0.3
 [9]                   - AOG                                        (4.3)      (1.5)      (0.4)       -           -
[10]                   - Other Leasing Income                        -          -          -          -           -
[11]                   - Repossession Costs                         (0.3)       -          -          -           -
                                                            -----------------------------------------------------------
[12]    S [6]....[11] sub-total                                     (3.4)      (1.4)      (1.7)      (0.4)        0.3

[13]    [4]+[5]+[12]  Net Lease Rentals                            209.1       35.6       38.9       38.5        12.1

[14]                  Interest Earned                                5.8        0.8        0.4        0.4         0.1

[15]                  Drawings from Expense Account

                      Maintenance Receipts                          22.6        4.5        3.6        6.1         1.1
                      Maintenance Payments                         (11.8)      (1.8)      (3.9)     (10.1)        -
                                                            -----------------------------------------------------------
[15]                  Net Maintenance                               10.8        2.7       (0.3)      (4.0)        1.1

[16]    S [13]...[15] Total Cash Collections                       225.7       39.1       39.0       34.9        13.3

-----------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                                  (0.1)       -          -         (0.3)        -
[18]                   - Re-leasing and other overheads             (7.5)      (0.7)      (0.4)      (1.4)       (0.4)
                                                            -----------------------------------------------------------
[19]       [17]+[18]  subtotal                                      (7.6)      (0.7)      (0.4)      (1.7)       (0.4)

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                               (1.6)      (0.4)      (0.3)      (0.7)       (0.3)
                       - Rent Collected Fee                         (1.9)      (0.4)      (0.4)      (0.7)       (0.3)
                       - Previous Servicer Fees                     (1.8)                             -           -

                                                            -----------------------------------------------------------
[21]                  sub-total                                     (5.3)      (0.8)      (0.7)      (1.3)       (0.6)

[22]                  Other Servicer Fees                          (13.1)      (0.4)      (1.2)      (0.9)       (0.5)
                                                            -----------------------------------------------------------
[23]       [21]+[22]  subtotal                                     (18.4)      (1.2)      (1.9)      (2.3)       (1.1)

[24]       [20]+[23]  Total Cash Expenses                          (26.0)      (1.9)      (2.3)      (4.0)       (1.5)

-----------------------------------------------------------------------------------------------------------------------

                      NET CASH COLLECTIONS
[25]         [17]     Total Cash Collections                       225.7       39.1       39.0       34.9        13.3
[26]         [24]     Total Cash Expenses                          (26.0)      (1.9)      (2.3)      (4.0)       (1.5)
[27]                  Movement in Expense Account                    6.0        1.2        0.3        1.2         -
[28]                  Interest Payments                           (111.6)     (12.0)      (9.3)      (9.5)       (3.3)
[29]                  Swap Payments                                (12.1)      (9.3)     (10.7)     (10.5)       (3.4)
[30]                  Proceeds from sale of aircraft                50.5        -          -          -           -
[31]                  Refinancing Costs                              -          -          -          -           -
                                                            -----------------------------------------------------------
[32]    S [25]...[31] TOTAL                                        132.5       17.1       17.0       12.1         5.1
                                                            ===========================================================

-----------------------------------------------------------------------------------------------------------------------

[33]                  PRINCIPAL PAYMENTS
                      subclass A                                   115.6       14.4       14.4        9.1         4.2
                      subclass B                                    14.8        1.8        1.7        1.8         0.5
                      subclass C                                     2.1        0.9        0.9        1.2         0.4
                      subclass D                                                           -          -           -
                                                            -----------------------------------------------------------
                      Total                                        132.5       17.1       17.0       12.1         5.1
                                                            ===========================================================

-----------------------------------------------------------------------------------------------------------------------

                      Debt Balances
                      subclass A                                   882.8      868.4      854.0      844.9       840.7
                      subclass B                                   140.0      138.2      136.5      134.7       134.1
                      subclass C                                   162.0      161.1      160.2      158.9       158.5
                      subclass D                                   100.0      100.0      100.0      100.0       100.0
                                                            -----------------------------------------------------------
                      TOTAL                                      1,284.8    1,267.7    1,250.7    1,238.5     1,233.3
                                                            ===========================================================

         --------------------------------------------------------------------------------------------------------------

                                                                   All amounts in millions              Dollar amounts expressed
                                                                        of US dollars                       as a percentage
                                                                   unless otherwise stated            2000 Base Case Lease Rentals
-------------------------------------------------------------------------------------------------  ---------------------------------
                                                                      Cumulative to Date                  Cumulative to Date
                                                                          *Adjusted                            *Adjusted
                                                                 Actual   base case    Variance       Actual   base case    Variance
-------------------------------------------------------------------------------------------------  ---------------------------------
                      CASH COLLECTIONS
 [1]                  Lease Rentals                              369.8       369.6         0.2       100.0%      100.0%        0.0%
 [2]                    - Renegotiated Leases                    (11.7)        -         (11.7)       (3.2%)       0.0%       (3.2%)
 [3]                    - Rental Resets                          (13.0)        -         (13.0)       (3.5%)       0.0%       (3.5%)
                                                            -------------------------------------  ---------------------------------
 [4]    S [1].....[3] Contracted Lease Rentals                   345.1       369.6       (24.5)       93.3%      100.0%       (6.7%)

 [5]                  Movement in Current Arrears Balance         (4.3)        -          (4.3)       (1.2%)       0.0%       (1.2%)

                      less Net Stress-related Costs
 [6]                   - Bad Debts                                 -          (3.7)        3.7         0.0%       (1.0%)       1.0%
 [7]                   - Security Deposits Drawn Down              0.5         -           0.5         0.1%        0.0%        0.1%
 [8]                   - Restructured Arrears                     (0.6)        2.8        (3.4)       (0.2%)       0.8%       (0.9%)
 [9]                   - AOG                                      (6.2)      (15.6)        9.4        (1.7%)      (4.2%)       2.6%
[10]                   - Other Leasing Income                      -           -           -           0.0%        0.0%        0.0%
[11]                   - Repossession Costs                       (0.3)       (3.0)        2.7        (0.1%)      (0.8%)       0.7%
                                                            -------------------------------------  ---------------------------------
[12]    S [6]....[11] sub-total                                   (6.6)      (19.5)       12.9        (1.8%)      (5.3%)       3.5%

[13]    [4]+[5]+[12]  Net Lease Rentals                          334.2       350.1       (15.9)       90.4%       94.7%       (4.3%)

[14]                  Interest Earned                              7.5         7.3         0.2         2.0%        2.0%        0.1%

[15]                  Drawings from Expense Account                -           -           -           0.0%        0.0%        0.0%

                      Maintenance Receipts                        37.9         -          37.9        10.2%        0.0%       10.2%
                      Maintenance Payments                       (27.6)        -         (27.6)       (7.5%)       0.0%       (7.5%)
                                                            -------------------------------------  ---------------------------------
[15]                  Net Maintenance                             10.3         -          10.3         2.8%        0.0%        2.8%

[16]    S [13]...[15] Total Cash Collections                     352.0       357.4        (5.4)       95.2%       96.7%       (1.5%)

-------------------------------------------------------------------------------------------------  ---------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses
[17]                   - Insurance                                (0.4)        -          (0.4)       (0.1%)       0.0%       (0.1%)
[18]                   - Re-leasing and other overheads          (10.4)      (11.2)        0.7        (2.8%)      (3.0%)       0.2%
                                                            -------------------------------------  ---------------------------------
[19]       [17]+[18]  subtotal                                   (10.8)      (11.2)        0.3        (2.9%)      (3.0%)       0.1%

                      SG&A Expenses
[20]                  Aircraft Servicer Fees
                       - Retainer Fee                             (3.3)       (3.1)       (0.1)       (0.9%)      (0.9%)      (0.0%)
                       - Rent Collected Fee                       (3.7)       (3.6)       (0.1)       (1.0%)      (1.0%)      (0.0%)
                       - Previous Servicer Fees                   (1.8)        -          (1.8)       (0.5%)       0.0%       (0.5%)

                                                            -------------------------------------  ---------------------------------
[21]                  sub-total                                   (8.7)       (6.7)       (2.0)       (2.4%)      (1.8%)      (0.5%)

[22]                  Other Servicer Fees                        (16.1)       (8.5)       (7.6)       (4.4%)      (2.3%)      (2.1%)
                                                            -------------------------------------  ---------------------------------
[23]       [21]+[22]  subtotal                                   (24.9)      (15.2)       (9.6)       (6.7%)      (4.1%)      (2.6%)

[24]       [20]+[23]  Total Cash Expenses                        (35.7)      (26.4)       (9.3)       (9.6%)      (7.1%)      (2.5%)

-------------------------------------------------------------------------------------------------  ---------------------------------

                      NET CASH COLLECTIONS
[25]         [17]     Total Cash Collections                     352.0       357.4        (5.4)       95.2%       96.7%       (1.5%)
[26]         [24]     Total Cash Expenses                        (35.7)      (26.4)       (9.3)       (9.6%)      (7.1%)      (2.5%)
[27]                  Movement in Expense Account                  8.7         -           8.7         2.4%        0.0%        2.4%
[28]                  Interest Payments                         (145.6)     (196.8)       51.2       (39.4%)     (53.2%)      13.9%
[29]                  Swap Payments                              (46.0)        4.0       (50.0)      (12.4%)       1.1%      (13.5%)
[30]                  Proceeds from sale of aircraft              50.5        51.1        (0.6)       13.7%       13.8%       (0.2%)
[31]                  Refinancing Costs                            -          (2.3)        2.3         0.0%       (0.6%)       0.6%
                                                            -------------------------------------  ---------------------------------
[32]    S [25]...[31] TOTAL                                      183.9       186.9        (3.0)       49.7%       50.6%       (0.8%)
                                                            =====================================  =================================

-------------------------------------------------------------------------------------------------  ---------------------------------

[33]                  PRINCIPAL PAYMENTS
                      subclass A                                 157.7       160.4        (2.7)       42.6%       43.4%       (0.7%)
                      subclass B                                  20.6        20.9        (0.3)        5.6%        5.7%       (0.1%)
                      subclass C                                   5.6         5.6        (0.0)        1.5%        1.5%       (0.0%)
                      subclass D                                   -           -           -           0.0%        0.0%        0.0%
                                                            -------------------------------------  ---------------------------------
                      Total                                      183.9       186.9        (3.0)       49.7%       50.6%       (0.8%)
                                                            =====================================  =================================

-------------------------------------------------------------------------------------------------  ---------------------------------

                      Debt Balances
                      subclass A                                 840.7       838.0         2.7
                      subclass B                                 134.1       133.8         0.3
                      subclass C                                 158.5       158.5         0.0
                      subclass D                                 100.0       100.0         -
                                                            ------------------------------------
                      TOTAL                                    1,233.3     1,230.3         3.0
                                                            ====================================

         ---------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
Note:                   Report Line Name                   Description

------------------------------------------------------------------------------------------------------------------------------------
                     CASH COLLECTIONS
 [1]                  Lease Rentals                        Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]                   - Renegotiated Leases               Change in contracted rental cash flow caused by a renegotiated lease
 [3]                   - Rental Resets                     Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4]  S [1]....[3]   Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]                 Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest
                                                           Calculation Date, excluding Bad debts

                     less Net Stress related Costs
 [6]                  - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]                  - Security deposits drawn down       Security deposits received following a lesse default
 [8]                  - Restructured arrears
 [9]                  - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]                  - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]                  - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12]  S [6]....[11]  sub-total

[13]  [4]+[5]+[12]   Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                           Net Stress related costs

[14]                 Interest Earned                       Interest earned on monthly cash balances
[15]                 Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16]  S [13]...[15]  Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance

------------------------------------------------------------------------------------------------------------------------------------

                     CASH EXPENSES
                     Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]                  - Insurance                          Premium for contingent insurance policies
[18]                  - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19]   [17]+[18]     subtotal

                     SG&A Expenses
[20]                 Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                      - Base Fee                           Fixed amount per month per aircraft
                      - Rent Contracted Fee                1.00% of rental contracted for the month
                      - Rent Collected Fee                 1.25% of rental received for the month
                      - Previous Servicer Fees             Fees paid to the previous Servicer of AerCo
[21]       [20]      subtotal
[22]                 Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23]     [21]+[22]   subtotal

[24]     [19]+[23]   Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

------------------------------------------------------------------------------------------------------------------------------------

                     NET CASH COLLECTIONS
[25]       [16]      Total Cash Collections                line 16 above
[26]       [24]      Total Cash Expenses                   line 24 above
[27]                 Movement in Expense Account           Movement in Expense Account
[28]                 Interest Payments                     Interest paid on all outstanding debt
[29]                 Swap payments                         Net swap payments (paid) /received
[30]                 Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31]  S [25]...[30]  Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                     TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
         Coverage Ratios
         ---------------                                                                    2000
                                                   Closing                 Actual    *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------------------
         Net Cash Collections                                               183.9           186.9
         Add Back Interest                                                  145.6           196.8
         --------
         Add Back Swap Payments                                              46.0            (4.0)
         ----------------------
a        Net Cash Collections                                               375.5           379.8

b        Swaps                                                               46.0            (4.0)
c        Class A Interest                                                    86.0           128.6
d        Class A Minimum                                                     30.5            37.9
e        Class B Interest                                                    14.6            21.3
f        Class B Minimum                                                      8.8             8.5
g        Class C Interest                                                    19.0            27.0
h        Class C Minimum                                                        -               -
I        Class D Interest                                                    17.0            17.0
j        Class D Minimum                                                        -               -
k        Class A Scheduled                                                      -               -
l        Class B Scheduled                                                   11.6            12.4
m        Class C Scheduled                                                    5.6             5.6
n        Class D Scheduled                                                      -               -
o        Permited Aircraft Modifications                                        -               -
p        Class A Supplemental                                               127.2           122.5
         Class E Interest                                                     9.1             3.0
                                                                  -------------------------------------------------
         Total                                                              375.5           379.8
                                                                  -------------------------------------------------

   [1]   Interest Coverage Ratio
         Class A                                                             2.85            3.05  = a / (b+c)
         Class B                                                             2.12            2.07  = a / (b+c+d+e)
         Class C                                                             1.83            1.73  = a / (b+c+d+e+f+g)
         Class D                                                             1.69            1.61  = a / (b+c+d+e+f+g+h+i)

   [2]   Debt Coverage Ratio
         Class A                                                             1.69            1.61  = a / (b+c+d+e+f+g+h+i+ j+k)
         Class B                                                             1.61            1.53  = a / (b+c+d+e+f+g+h+i+j+k+l)
         Class C                                                             1.57            1.49  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
         Class D                                                             1.57            1.49  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

         Loan-to-Value Ratios

                                            -----------------------------------------------------------------------------
                                                                                                         2000 *Adjusted
                                            2000 Base Case                Actual                             Base Case
                                              17-Jul-00                 15-Jul-02                            15-Jul-02
                                            -----------------------------------------------------------------------------
   [3]   Assumed Portfolio Value                   1,566.7                 1,353.3                 1,353.3
         Adjusted Portfolio Value (105%)                                   1,339.5

         Liquidity Reserve Amount
         Cash                                         65.0                    65.0                    65.0
           - Accrued Expenses                          5.0                     6.0                     5.0
           - Security Deposits                        22.4                    17.4                    22.4
                                            ---------------          --------------            ------------
         subtotal cash                                92.4                    88.4                    92.4
          Letters of Credit                              -                       -                       -
                                            ---------------          --------------            ------------
         Total Liquidity Reserve                      92.4                    88.4                    92.4

   [4]   Total Asset Value                         1,659.1                 1,441.7                 1,445.7

         Note Balance
         Class A                                     998.4      60.2%        840.7       58.3%       838.0         58.0%
         Class B                                     154.8      69.5%        134.1       67.6%       133.8         67.2%
         Class C                                     164.1      79.4%        158.5       78.6%       158.5         78.2%
         Class D                                     100.0      85.4%        100.0       85.5%       100.0         85.1%
                                            ---------------          --------------            ------------
         Total                                     1,417.3                 1,233.3                 1,230.3
--------------------------------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount